SECURITIES AND EXCHANGE COMMISSION

                            AMENDMENT TO SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              ORS AUTOMATION, INC.
                                  COMMON STOCK
                              CLASS A COMMON STOCK
                            SERIES A PREFERRED STOCK
                                 (CUSIP NUMBER)


                             4400 ROUTE 9, 2ND FLO0R
                               FREEHOLD, NJ 07728
                                 (732) 409-1212

                                FEBRUARY 12, 2004
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

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(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
Persons (entities only):

         JAMES R. SOLAKIAN

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 50,000 shares of common stock, $.001 par value

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 50,000 shares of common stock, $.001 par value

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 50,000 shares of common stock, $.001 par value

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 0.57%

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

ORS Automation, Inc.
Common Stock, $.01 par value.
Class A Common Stock, $0.0035 par value.
Series A Preferred Stock, $0.01 par value.
4400 Route 9, 2nd Floor
Freehold, New Jersey 07728

ITEM 2. IDENTITY AND BACKGROUND.

(a)  Name: James R. Solakian

(b)  Address: 152 Mockingbird Ct. Three Bridges, NJ 08887

(c)  Consultant.

(d)  None.

(e)  None.

(f)  Citizenship. United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, James R. Solakian, sold 526,250 Common Stock, 12,000,000 shares Class A Common Stock, and 1,000,000 Series A Preferred Stock of Issuer pursuant to a 4(2) offering. The sale represented a majority of Mr. Solakian's shares of the Issuer and he currently owns 50,000 Common Stock shares of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The sale by the Reporting Person is part of a Section 4(2) offering.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The sale by the Reporting Person is part of a Section 4(2) offering.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Stock Purchase Agreement*

*Filed as an exhibit to the Company's Form 10KSB with the SEC on February 12, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 19, 2004                      Signature:   /s/ James R. Solakian
                                                          ---------------------
                                                              JAMES R. SOLAKIAN